貝克・麥堅時律師事務所

[redacted]

06012109

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2006 APR -3 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

March 27, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

P.
APR 03 2006
THOMSON FINANCIAL

dlw 4/3

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on March 10, 2006

1. Announcement re. Change of principal place of business and change of agent for the service of process in Hong Kong, released on March 23, 2006.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

THE STANDARD 23 MAR 2006

B17

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

Change of principal place of business and change of agent for the service of process in Hong Kong

The Board announces that with effect from 22 March 2006:-

- the principal place of business of the Company in Hong Kong has been changed.
- Richards Butler has been appointed to replace Coudert Brothers as the process agent of the Company in Hong Kong.

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors of the Company (the "Board") announces that with effect from 22 March 2006, the principal place of business of the Company in Hong Kong has been changed to 20/F., Alexandra House, 16-20 Chater Road, Central, Hong Kong.

CHANGE OF AGENT FOR THE SERVICE OF PROCESS IN HONG KONG

The Board announces that with effect from 22 March 2006, Richards Butler has been appointed to act as the agent for the service of process in Hong Kong ("Process Agent") to accept service of process for and on behalf of the Company for the purpose of section 333(1)(c) of the Companies Ordinance. With effect from 22 March 2006, Coudert Brothers has ceased to act as the Process Agent.

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

22 March 2006

Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

香港主要營業地點遷址及
更換在香港接收法律程序文件的代理

董事會宣佈，由二零零六年三月二十二日起：—

- 本公司的香港主要營業地點已遷址。
- 齊伯禮律師行已獲委聘，取代高特兄弟律師事務所作為在香港接收法律程序文件的代理。

主要營業地點遷址

本公司董事會(「董事會」)宣佈，由二零零六年三月二十二日起，本公司的香港主要營業地點已遷往香港中環遮打道16-20號歷山大廈20樓。

更換在香港接收法律程序文件的代理

董事會宣佈，由二零零六年三月二十二日起，齊伯禮律師行已獲委聘，作為在香港接收法律程序文件的代理(「接收法律程序文件代理」)，代表本公司接收法律程序文件，以符合公司條例第333(1)(c)條的規定。由二零零六年三月二十二日起，高特兄弟律師事務所已終止作為接收法律程序文件代理。

承董事會命
中海發展股份有限公司
董事長
李紹德

中國，上海
二零零六年三月二十二日

於本公佈刊發日期，本公司董事會由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王琨和先生及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生組成。

請同時參閱本公布於香港經濟日報刊登的內容。

貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2006 APR -3 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 10, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 3, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at (852) 2846-2446 or by facsimile at (852) 2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on March 3, 2006

1. Notice of Resolution Passed at the First Board Meeting of 2006 released on March 9, 2006.

A54 經濟日報 - 9 MAR 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：1138)

2006年第一次董事會會議通過之決議案

本公司董事會(「董事會」)欣然宣佈2006年第一次董事會會議已於2006年3月8日正式召開，下文所載之決議案已於會議期間內獲正式通過。

中海發展股份有限公司(「本公司」)之董事會欣然公佈2006年第一次董事會會議(「該會議」)於2006年3月8日在中華人民共和國(「中國」)上海市東大名路700號1609室召開。

本公司有法定董事人數出席該董事會的整個會議過程。監事會成員和高級管理人員亦出席了該會議。該會議由本公司董事長李紹德先生主持。該會議根據中國《公司法》和本公司之公司章程之有關規定正式召開。該會議審議並正式通過了有關批准關於建議購買一艘二手超大型原油輪(「有關船舶」)的決議案。建議購買該油輪是根據本公司擴增油船船隊規模之總體規劃而提出，本公司擬與一名獨立第三方簽訂購買有關船舶之協議，本公司購買有關船舶支付的代價預計為1.05億美元(約港幣8.148億元)，此次買賣(如落實)將有可能構成根據香港聯合交易所有限公司的須予公佈的交易。投資金額擬部分通過本公司本身之資金及部分通過銀行貸款方式解決。

如有需要，本公司將於適當時候再次發出公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海
2006年3月8日

附註：除非另有所指，美元是按1.00美元兑港幣7.76元折算為港幣。

* 於刊登本公告日期，董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王琨和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生所組成。

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

Resolution Passed at the First Board Meeting of 2006

The board of directors of the Company (the "Board") is pleased to announce that the first Board meeting of 2006 was duly convened on 8 March 2006, during which the resolution set out below was duly passed.

The Board of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the first Board meeting (the "**Meeting**") of 2006 was held on 8 March 2006 at Room 1609, 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("**PRC**").

A quorum of directors of the Company was present throughout the Meeting. Members of the supervisory committee and senior management were also present at the Meeting. The Meeting was chaired by Mr. Li Shaode, chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. A resolution regarding the proposed purchase of a secondhand very large crude oil carrier (the "**Vessel**") was considered and duly passed at the Meeting. The proposed purchase of the Vessel was considered in light of the overall strategy of the Company to expand its oil transportation fleet. The Company proposes to enter into an agreement with an independent third party in respect of the purchase of the Vessel. The consideration to be paid by the Company for the purchase of the Vessel is expected to be US$105,000,000 (approximately HK$814,800,000), which may, if entered into, constitute a notifiable transaction under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Company expects to fund the purchase partly by cash and partly by bank borrowings.

Further announcement will be made as and when appropriate.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

8 March 2006
Shanghai, the PRC

Note: Unless otherwise specified, conversion of US$ into HK$ is based on the exchange rate of US$1.00=HK$7.76.

* As at the date of this announcement, the Board comprises Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

February 20, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 2, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li / Joyce Yip

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on February 2, 2006

1. Notice of Special General Meeting released on February 13, 2006

B13

SOUTH CHINA MORNING POST

13 FEB 2006

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 2:00 p.m. on 31 March 2006 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and, if though fit, passing the following resolution, with or without amendments, as an ordinary resolution:

   "**THAT** the master provision of containers agreement (the "Agreement") to be entered into between the Company and China Shipping (Group) Company (a copy of the draft Agreement has been produced to this Meeting marked A and initialed by the Chairman for the purpose of identification), all transactions (including all continuing connected transactions) contemplated thereunder and the annual caps in respect of such transactions, details of which are set out in the circular to shareholders of the Company dated 13 February 2006, be and are hereby approved and confirmed and any one director of the Company be and is hereby authorized to:

   (a) sign the Agreement for and on behalf of the Company; and

   (b) do all such further acts and things and execute all such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of and the matters contemplated under the Agreement."

2. to consider and, if thought fit, approve the following proposed amendment to the Articles of Association of the Company by way of special resolution, details of which are as follows:

   Article 10.1 to be deleted in its entirety and replaced by the following:

   Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of 13 directors, among which at least two of them are executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and two vice-chairmen.

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
13 February 2006

Notes:

(a) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(b) Holders of domestic shares or H shares, who intend to attend the SGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the SGM.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(c) Each holder of H shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, *the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.*

(f) The holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the SGM. Notes (c) to (d) also apply to the holder of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address is set out in Note (b) above, not less than 24 hours before the time for holding the SGM or any adjournmem thereof in order for such documents to be valid.

(g) If a proxy attends the SGM on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person shareholder.

(h) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the SGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon *which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was* demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(i) Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the Register of Members will be closed from 1 March 2006 to 31 March 2006 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on 1 March 2006 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 28 February 2006.

(j) The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

（於中華人民共和國註冊成立的股份有限公司）

（股票代號：2866）

臨時股東大會通告

茲通告中海集裝箱運輸股份有限公司（「本公司」）謹訂於二零零六年三月三十一日下午二時正假座中華人民共和國（「中國」）上海浦東新區福山路450號3樓一號會議廳舉行臨時股東大會（「臨時股東大會」），以處理下列事宜：

1. 考慮及酌情通過以下決議案（不論有否修訂）為普通決議案：

   「動議謹此批准及確認本公司與中國海運（集團）總公司將予訂立的集裝箱供應總協議（「協議」，註有A字樣的協議草擬本已提呈本大會，並經主席簡簽，以資識別）、協議項下擬進行的所有交易（包括所有持續關連交易）及該等交易的年度限額，有關詳情載於本公司致股東日期為二零零六年二月十三日的通函，並謹此授權本公司任何一名董事：

   (a) 代表本公司簽立協議；及

   (b) 進一步進行彼認為就推行及／或使協議條款及協議項下擬進行事宜生效而必要、權宜或適宜的所有有關事項及事宜、進一步簽立所有有關文件以及採取所有有關步驟。」

2. 考慮及酌情以特別決議案方式批准下列本公司的公司組織章程細則之建議修訂，詳情如下：

   刪除細則第10.1條全文，並以下文取代：

   細則第10.1條　本公司設有董事會，負責股東大會及向其報告。董事會由13名董事組成，其中最少兩名為執行董事，負責本公司指派之日常職務，其餘為並不涉及日常事務之非執行董事。董事會有一名主席及兩名副主席。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國上海
二零零六年二月十三日

附註：

(a) 香港中央證券登記有限公司的地址如下：

香港
皇后大道東183號
合和中心46樓

(b) 擬出席臨時股東大會的內資股或H股持有人必須填妥回條，並最遲須於臨時股東大會日期前20天交回本公司的董事會秘書處。

本公司董事會秘書處的地址如下：

中華人民共和國
上海
浦東新區
福山路450號
3樓
郵編：200122
電話：86-21-6596-6666
傳真：86-21-6596-6813

(c) 凡有權出席臨時股東大會並於會上投票的各H股持有人均可書面委任一名或多名代表（不論該名人士是否股東），代彼出席臨時股東大會並於會上投票。委任超過一名代表的股東，彼所委任代表只能於以按股數投票表決情況下表決。

(d) 委任代表文據須由委任人或彼正式書面授權的授權人士簽署。如文據由委任人的授權代表簽署，則授權該授權代表簽署的授權書或其他授權文件必須經公證人簽署核證。

(e) 就H股持有人而言，代表委任表格及（如代表委任表格由根據授權書或其他授權文件獲授權的人士或代表委任人簽署）經公證人簽署核證的授權書或其他授權文件認證副本，必須於臨時股東大會或其任何續會舉行時間24小時前，交回本公司H股過戶登記處香港中央證券登記有限公司（地址載於上文附註(a)），致使該等文件生效。

(f) 內資股持有人均有權以書面委任一名或多名代表（不論該名人士是否股東），代彼出席臨時股東大會並於會上投票。附註(c)及(d)亦適用於內資股持有人，惟代表委任表格或其他授權文件必須於臨時股東大會或其任何續會舉行時間24小時前，交回本公司董事會秘書處（地址載於上文附註(b)），致使該等文件生效。

(g) 如受委代表代表股東出席臨時股東大會，彼須出示身分證明文件及經受委代表或其法律代表簽署的文據，並註明文件簽發日期。如法人股東委派其公司代表出席臨時股東大會，該名代表須出示其身分證明文件及董事會或其他機關通過的決議案及該名法人股東所發出許可的經認證副本。

(h) 根據本公司的公司組織章程細則第8.18至8.20條，於臨時股東大會，決議案須以舉手方式表決，除非下列人士於進行舉手表決之前或之後要求以按股數投票方式表決：

(1) 大會主席；

(2) 最少兩名親身或由受委代表出席並有權投票的股東；

(3) 一名或以上親身或由受委代表出席而佔所有附帶權利可於會上投票的股份10%或以上的股東。

按股數投票表決的要求可由提出有關要求的人士撤回。就選舉大會主席或有關大會續會的問題而提出的按股數投票表決要求，將隨即進行。就有關任何其他問題而提出的按股數投票表決要求，須於大會主席指定時間進行，而任何要求以按股數投票表決以外的事宜，可於按股數投票表決前處理。按股數投票表決的結果，將視作要求按股數投票表決大會的決議案。於會上以按股數投票表決時，持有兩票或以上的股東（包括受委代表）毋須以同一方式盡投彼之票數。

(i) 茲通告根據本公司的公司組織章程細則，就舉行臨時股東大會，本公司將於二零零六年三月一日至二零零六年三月三十一日（包括首尾兩天）暫停辦理股東登記手續，期間將不會辦理任何本公司股份過戶登記事宜。於二零零六年三月一日營業時間結束時名列股東名冊的本公司股東，有權出席臨時股東大會並於會上投票。

為出席臨時股東大會，本公司H股持有人須於二零零六年二月二十八日下午四時正前，將所有過戶文件連同有關股票，送交本公司H股過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

(j) 預期臨時股東大會需時半天，出席臨時股東大會的股東須自行負責有關交通及住宿費用。

於本公佈日期，董事會成員包括執行董事李克麟先生、買鴻祥先生、黃小文先生及趙宏舟先生；非執行董事李紹德先生、張建華先生、王大雄先生、張國發先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*